Registration Statement No. 333-130051 Filed Pursuant to Rule 433

Structured Investments Solution Series

Volume II:

BuFFered Return Enhanced Notes

And Return Enhanced Notes

Leverage Your Returns in Additional Asset Classes, with or without Partial
Principal Protection

BUFFERED RETURN ENHANCED NOTES AND RETURN ENHANCED NOTES

Introduction

FOCUSING ON YOUR FINANCIAL GOALS can be challenging during periods of extreme market volatility. While your brain may tell you that staying the course is the smartest strategy, your stomach may lead you to make impulsive investment decisions. For many investors, finding the optimal balance between risk and reward-and having the fortitude to maintain that balance over the long haul-is no easy task.

In recent years, new structured investments have been introduced in the U.S. to help investors meet their objectives. Generally, Structured Investments can help you achieve three primary objectives: investment returns with little or no principal risk, higher returns in a range-bound market with or without principal protection, as well as alternatives for generating higher yields in a low-return environment. They also provide you with an opportunity to access asset classes, such as commodities and foreign currencies, which in the past were primarily available to institutional investors.

You can use Structured Investments to achieve greater diversification, to gain or hedge exposure to certain asset classes, or to align your portfolio with a particular market or economic view. They provide asymmetrical returns, meaning that returns will be higher or lower than those derived from a direct investment in a particular asset. Structured Investments usually combine a debt security with an underlying asset, such as an equity, a basket of equities, a domestic or international index, a commodity, or some type of hybrid security.
These investments have long been popular in Europe and Asia, and over the past several years, they have started to gain acceptance among U.S. investors.
According to the Structured Products Association, nearly $114 billion in new products were issued in 2007,up from $64 billion in 2006 and $48 billion in
2005(1).

This report examines the role that BuOered Return Enhanced Notes (BRENs) and
Return Enhanced Notes (RENs) can play in your portfolio. Topics of discussion include how BRENs can help you gain access to volatile asset classes with less risk, and how RENs can augment your returns in a moderately bullish, or range-bound, market.

1. www.structuredproducts.org

The discussion contained in the following pages is for educational and illustrative purposes only. The preliminary and final terms of any securities
oOered by JPMorgan Chase & Co. will be diOerent from those set forth in general terms in this report and any such final terms will depend on, among other things, market conditions on the applicable launch and pricing dates for such securities. Any information relating to performances contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved.
The information in this report is subject to change, and J.P. Morgan undertakes no duty to update these materials or to supply corrections. This material shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange
Commission, or SEC. In the event of any inconsistency between the materials presented in the following pages and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its aNliates do not
provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any appendix) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaNliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Additional Asset Class Exposure with Partial Downside Protection:

Buffered Return Enhanced Notes (BRENs)

Building a truly diversified portfolio means investing in a wide variety of assets, such as stocks, bonds, and commodities. You should also look to further diversify by investing in different types of securities within each major asset class. For example, you might divide your equity portfolio allocation among small and large-cap stocks, international stocks, and emerging markets.

If you are the type of investor who has difficulty coping with market volatility, you may be reluctant to invest in certain assets. However, a relatively new type of Structured Investment, known as a Buffered Return Enhanced Note (BREN), can reduce the risks of investing in certain volatile asset classes, while providing partial downside protection.

The specific terms and conditions of each BREN vary, but they are typically linked to the performance of a particular market index, such as the S&P 500™ Index or the Dow Jones AIG Commodity Index. They are issued as senior unsecured debt obligations, mature within one to five years, and generally trade in $1,000 increments. BRENs typically use leverage to pay investors as much as 150% of the return of their benchmark index. Unlike a direct investment in an index, however, investors forgo any dividend or interest income.

In some cases, BRENs may be subject to a cap on gains. Depending on its specific economics, a BREN may be treated as an open transaction. Any gains that you do earn on a BREN may be taxed as long-term capital gains as long as the investment is held unhedged for more than one year. Therefore, they may be more suitable for taxable accounts than Principal Protected Investments. If you are considering purchasing a BREN in a taxable account, consult with your own tax advisor first and refer to the tax disclosure in the prospectus. In addition to allowing individual investors to access asset classes that previously were available to institutional investors, BRENs feature a "buffer" that provides partial principal protection. These buffers typically range from 10% to 15%. A BREN with a 10% buffer, for example, will return your entire principal to you if the index has declined by 10% or less at maturity. However, if index losses exceed 10%, you begin to lose principal. If you are comfortable taking on some downside risk, but prefer a buffer to cushion against more severe losses, you may want to consider a BREN.

BREN Performance under Different Market Conditions

To understand how a BREN might perform under varying market conditions, consider this hypothetical example. Pauline invests $1,000 in a BREN linked to a basket of global equities that matures in three years. The basket composition is one-third the S&P 500 Index, one-third the Nikkei 225 Index, and one-third the Dow Jones Euro Stoxx 50 Index. The BREN pays 1.35 times the upside of the basket at maturity and offers a 10% buffer. This means that Pauline will experience principal losses only if the indices decline by more than 10% at maturity. She also enjoys uncapped leveraged participation in the basket if held to maturity.

Figure 1 demonstrates what would happen if the indices closed 8% higher at maturity. In this case, Pauline would enjoy a total return of 10.8%—1.35 times that of a direct investment in

Buffered Return Enhanced Notes And Return Enhanced Notes 3

Figure 1: Buffered Return Enhanced Note. BREN pays 1.35 times upside of a basket of securities with a 10% buffer.


Scenario 1 – Index is up 8% at maturity
20%
15%
10%
5%
0%
(5%)
(10%)
(15%)
(20%)
(90.0%)
(100.0%)
Investment Return
Total return versus 8% gain in the index
10.8%
Buffer
(20%)
(10%)
0%
10%
20%
25%
Index Return

Source: J.P. Morgan

the indices. If the indices declined 10% or less at maturity, Pauline would receive her $1,000 principal back. As this example demonstrates, BRENs may outperform a direct investment in a basket of indices whenever the basket declines in value during the term of the note.

What happens if the basket experiences a more pronounced decline? If, for example, the basket closed down 20% at maturity, Pauline would lose 10% of her principal. This would result in a loss of $100, which would be preferable to the $200 loss that a direct investment in the basket would have yielded.

Certain Risk Considerations

Buffered Return Enhanced Notes (BRENs)

Your investment may result in a loss. BRENs do not guarantee any return of principal in excess of the buffer amount and, in some structures, may not return any principal at all. The return on the BREN at maturity is linked to the performance of the applicable underlying index and will depend on whether and the extent to which the underlying index return is positive or negative during the term of the BREN. If the BREN has a 1:1 downside leverage factor beyond the buffer, your investment will be exposed to any decline in the level of the index, as compared to its starting level, beyond the buffer amount.

In some cases, your maximum gain on a BREN may be limited to a maximum total return. For each BREN with a maximum total return, if the applicable index return is positive, you will receive at maturity your principal plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the index appreciation, which may be significantly different from the performance of the underlying asset.

4 Autumn 2008

IN BRIEF

Buffered Return Enhanced Notes (BRENs)

What benefits do they provide?
BRENs allow you to invest in more volatile and sometimes hard-to-access asset classes. They provide leveraged returns along with partial principal protection. Maturities range from one to five years depending on a BREN's specific economics, and it may be treated as an open transaction. You may receive long-term capital gains tax treatment if you hold a BREN unhedged more than one year.

What's the downside?
In order to provide leveraged returns, some BRENs (typically those with 200% to 300% leverage) usually include a cap on the maximum return. If the market index rises dramatically, you will forgo gains beyond the cap. If the market declines dramatically, the majority of your capital would be at risk.

BRENs may be right for you if you:

- Are looking to diversify your taxable portfolio and gain exposure to additional asset classes.
- Are comfortable with some downside risk, but want partial principal protection.
- Are looking to generate returns beyond those available in moderately rising or range-bound markets.

Higher Returns in a Range-Bound Market: Return Enhanced Notes (RENs)

In three out of the four years from 2003 to 2006, stocks, as measured by the total return of the S&P 500 Index, logged double-digit gains. During such periods of relative economic strength, investing in stocks can be particularly rewarding. But what happens when the outlook for the economy and stocks becomes less certain? That's when stocks often move in a sideways direction, with no meaningful moves to the upside or to the downside. Under these conditions, investors have been limited to middling returns from their stock portfolios. By investing in a Return Enhanced Note (REN), however, you may be able to earn higher returns during range-bound markets.

At any time, investors will have differing views on the market's future direction. Some investors may be highly optimistic while others are pessimistic. If you believe that market returns will likely be only moderately higher over a period of one to three years, a REN can help you implement, or "monetize," this view. By purchasing a REN, you effectively forfeit the right to participate in major market rallies that you consider unlikely to occur. In exchange, a REN provides leveraged returns that enable you to earn higher profits when the market experiences only moderate gains.

Just as with BRENs, the specific terms and conditions of each REN will vary. They are typically linked to the performance of a broad-based equity index, such as the S&P 500 or the Nasdaq-100 and most pay double or triple the return of their benchmark index. RENs are issued as senior unsecured debt obligations that mature within one to three years and generally trade in $1,000 increments. Unlike

Buffered Return Enhanced Notes And Return Enhanced Notes 5

a direct investment, however, your upside performance potential on a REN is usually subject to a cap. In addition, unlike BRENs, RENs provide no protection against market declines. To better understand how RENs work, consider the following hypothetical example.

REN Performance under Different Market Conditions

Paul believes the Nasdaq-100 Index is unlikely to gain more than 5% in each of the next two years. He would like the potential to earn more than 10%, so Paul purchases a two-year REN that pays twice the return of the Nasdaq-100 at maturity, up to a 24% maximum return. If Paul's outlook is correct and the Nasdaq-100 gains 10% at maturity, his total return would be double that of the index, or 20% (figure 2). Under this scenario, Paul's moderately bullish market view enables him to leverage below average market returns and earn a healthy profit.

What happens if Paul's outlook is wrong and the Nasdaq-100 rallies 40% over the course of two years? In that case, Paul's gain is capped at 24%. That's because he "sold away" his right to earn marketmatching returns in exchange for leveraged returns when the market rose only moderately. In this example, Paul's REN would outperform a direct investment in the Nasdaq-100 (excluding dividends) as long as the index returns less than the cap or maximum return.

You should also consider what happens when the REN's benchmark index declines. RENs do not provide any downside protection, so if the Nasdaq-100 had declined 10% at maturity, Paul would have lost 10% on his REN. This loss matches what he would have experienced through a direct investment in the Nasdaq-100.

Figure 2: Two-year REN linked to the Nasdaq-100


$1,750
$1,500
$1,250
$1,000
$750
$500
Investment Value at Maturity
Note Payoff at Maturity
Cash Investment in Index
-50%
-25%
0%
25%
50%
Index Return at Maturity

Source: J.P. Morgan

6
Autumn 2008

Certain Risk Considerations

Return Enhanced Notes (RENs)

Your investment may result in a loss. RENs do not guarantee any return of principal. The return on a REN at maturity is linked to the performance of the applicable underlying index and will depend on whether and the extent to which the underlying index return is positive or negative during the term of the REN.

Your maximum gain on a REN is limited to the maximum total return. For each REN, if the applicable index return is positive, you will receive at maturity your principal plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the index appreciation, which may be significantly different from the performance of the underlying.

IN BRIEF

Return Enhanced Notes (RENs)

What benefits do they provide?
RENs enable investors with a moderately bullish view of the market to potentially outperform a market index through leveraged returns. Maturities range from one to three years.

What's the downside?
Gains may be capped, so if the market index rises dramatically, you forgo gains beyond the cap. RENs provide no principal protection in the event of a market decline. As with all Structured Investments, you forgo the dividend income from the underlying asset.

RENs may be right for you if you:

- Are looking to diversify your taxable portfolio.
- Are looking to generate returns beyond those available in moderately rising orrange-bound markets.
- Are comfortable taking on full downside risk.

Experience the J.P. Morgan Advantage

J.P. Morgan Structured Investments are designed to complement your overall investment strategy. New solutions are under constant development to provide you with additional opportunities to enhance your portfolios. Experience the unique benefits of J.P. Morgan's Structured Investments, including:

- Innovative Structured Investments that span all of the major asset classes.
- One of the lower investment minimums in the industry.
- Direct access to Structured Investment specialists who can guide you and your advisor.
- A commitment to education demonstrated through teach-ins, conference calls, and educational materials.

Buffered Return Enhanced Notes And Return Enhanced Notes 7

The information contained in this document is for discussion purposes only. The final terms of any securities oOered by J.P. Morgan Chase & Co. may be diOerent from the terms set forth herein and any such final terms will depend on, among other things, market conditions on the applicable pricing date for such securities. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved.
These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the
Securities and Exchange Commission, or SEC. In the event of any inconsistency between the information presented herein and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any oOerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this oOering that J.P. Morgan Chase & Co.
has filed with the SEC for more complete information about JPMorgan Chase & Co.
and this oOering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this oOering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its aNliates do not
provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investmentsonly for sophisticatedinvestors who are capable of understanding and assuming the risks involved. J.P. Morgan and its aNliates may have positions
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